SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.
                                 SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934


          This Schedule 13D is filed on behalf of Dorchester
Partners, L.P., a Delaware limited partnership, Dorchester
Advisors, Inc., a California corporation, and Michael J. Halpern, an individual.

ITEM 1.   SECURITY AND ISSUER

          The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock") of National R.V. Holdings, Inc. ("NRVH"), a Delaware corporation with its principal executive offices at 3411 N. Perris Boulevard, Perris, CA 92571. At April 30, 1996, NRVH had outstanding 3,008,039 shares of Common Stock, according to information provided by NRVH in its Quarterly Report on Form 10-Q for the quarter ended April 30, 1996.


ITEM 2.   IDENTITY AND BACKGROUND

          (A) This statement is filed by (i) Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Dorchester Advisors, Inc., a California corporation ("Advisors"), and (iii) Michael J. Halpern ("Halpern"), an individual (collectively, the "Reporting Persons"). Partners is a private investment partnership engaging in the purchase and sale of securities for investment for its own account. Advisors is the sole general partner of Partners. Halpern is the sole stockholder, officer and director of Advisors. Halpern is in a position to determine the investment and voting decisions made by Advisors and, consequently, by Partners. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") with respect to the shares acquired by Partners.

          (B) The business address of each of Partners, Advisors and Halpern is:

                     1999 Avenue of the Stars, Suite 1950
                     Los Angeles, California  90067.

          (C) The present principal occupation or employment of each of the Reporting Persons is as follows:

               Partners:       Private Investment Partnership.

               Advisors:       General Partner of Partners.

               Halpern:        Chief Executive Officer, Chief
                               Financial Officer, and Secretary of
                               Advisors.

          (D)  During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (E) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (F) Halpern is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase prices (including commissions, if any) for the shares of Common Stock reported on this Schedule 13D as held by the Reporting Persons were as follows:


                                        Aggregate
Name of Reporting Person              Purchase Price

Dorchester Partners                    $1,651,480


          Partners purchased the shares of NRVH reported herein as beneficially owned by it with its investment capital.


ITEM 4.   PURPOSE OF TRANSACTION

          The securities are being acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of NRVH's business and prospects, alternative investment opportunities and any other factors Reporting Persons deem relevant, the Reporting Persons may, from time to time, purchase additional shares of Common Stock on the open market or in privately negotiated transactions or otherwise. The Reporting Persons have no present intention of selling any shares of Common Stock, but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to NRVH, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (A) As of the date hereof, Partners is the direct, beneficial owner of 154,200 shares of Common Stock, which constitutes 5.13% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding in NRVH's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996. Advisors does not directly own any Common Stock but, by virtue of its position as the general partner of Partners, may be deemed to own beneficially the shares of Common Stock held by Partners. Halpern does not directly own any Common Stock, but, by virtue of his status as controlling stockholder of Advisors, may be deemed to own beneficially the shares of Common Stock held by Partners.

          (B) Each of Partners, Advisors and Halpern may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Partners.

          (C) The following table sets forth the transactions effected by Partners during the past sixty days. Each of the transactions set forth below reflects a purchase or sale effected by means of an over-the-counter trade. The Price Per Share excludes commissions, if any. Prior to August 1, 1995, Partners owned 33,100 shares of Common Stock.





                                           Number of
              Buy                           Shares
              or         Price Per        Purchased on
Trade Date   Sell         Share              Sold

08/01/95      B          $8.5510            17,000
09/06/95      B           7.0000             5,000
11/01/95      B          10.0000             2,500
11/02/95      B          10.5000             5,000
11/03/95      B          10.8750             5,000
12/05/95      B          12.8750             2,500
12/05/95      B          12.8750             1,000
12/14/95      B          12.2500             3,500
12/14/95      B          12.5000             5,000
01/10/96      B          11.0000             5,000
01/12/96      B          10.2500             5,000
01/18/96      B         $10.5000             1,300
01/25/96      B          11.0000            10,000
01/25/96      B          11.0000             5,000
01/30/96      B          11.6250             1,000
01/31/96      B          11.5000             4,000
02/13/96      B          11.2500            15,000
02/13/96      B          11.2500             7,000
02/27/96      B          13.1250             1,500
02/28/96      B          13.4700             5,000
02/29/96      B          13.8036             3,500
03/04/96      B          14.5000             1,000
03/19/96      B          14.2500             1,800
03/29/96      B          15.6250             2,000
04/24/96      B          20.1250             2,000
05/08/96      B          19.5000             2,000
05/10/96      B          20.7500             2,500

          (D) To the best of Reporting Person's knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of NRVH which the Reporting Persons may be deemed to own beneficially.

          (E)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1.   Joint Acquisition Statement.




       [The remainder of this page intentionally left blank]

                            SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  ______________


                          DORCHESTER ADVISORS, INC.

                          By:  _________________________________
                               Michael J. Halpern
                               President



                          DORCHESTER PARTNERS, L.P.

                          By:  Dorchester Advisors, Inc.
                               General Partner

                          By:  _________________________________
                               Michael J. Halpern
                               President




                          _________________________________
                          Michael J. Halpern

                           EXHIBIT INDEX



                                         Sequentially
Exhibit                                  Numbered
No.          Description                 Page

1.        Joint Acquisition Statement

                             EXHIBIT 1


                    JOINT ACQUISITION STATEMENT
                   PURSUANT TO RULE 13D-1(F)(1)


          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:   _______________



                          DORCHESTER ADVISORS, INC.

                          By:  _________________________________
                               Michael J. Halpern
                               President



                          DORCHESTER PARTNERS, L.P.

                          By:  Dorchester Advisors, Inc.
                               General Partner

                          By:  _________________________________
                               Michael J. Halpern
                               President




                               _________________________________
                               Michael J. Halpern

                            SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _____________


                          DORCHESTER ADVISORS, INC.

                          By:  /S/Michael J. Halpern
                               Michael J. Halpern
                               President



                          DORCHESTER PARTNERS, L.P.

                          By:  Dorchester Advisors, Inc.
                               General Partner

                          By:  /S/Michael J. Halpern
                               Michael J. Halpern
                               President


                               /S/Michael J. Halpern
                               Michael J. Halpern

                             EXHIBIT 1


                    JOINT ACQUISITION STATEMENT
                   PURSUANT TO RULE 13D-1(F)(1)


          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. the undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:   _____________



                          DORCHESTER ADVISORS, INC.

                          By:  /S/Michael J. Halpern
                               Michael J. Halpern
                               President



                          DORCHESTER PARTNERS, L.P.

                          By:  Dorchester Advisors, Inc.
                               General Partner

                          By:  /S/Michael J. Halpern
                               Michael J. Halpern
                               President


                               /S/Michael J. Halpern
                               Michael J. Halpern